Exhibit 99.1

Ambow Education Holding Ltd. Announces Receipt of “Going Private” Proposal;
Resignations of Directors and Appointment of a New Director

BEIJING, March 18, 2013 — Ambow Education Holding Ltd. (“Ambow” or the “Company” NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced that its Board of Directors received on March 15, 2013 a non-binding proposal (the “Proposal”) from The Baring Asia Private Equity Fund V, L.P. (“Baring”), pursuant to which Baring proposes to acquire the outstanding securities of the Company for US$1.46 in cash for each American Depositary Share of the Company (each American Depositary Share representing two Class A ordinary shares of the Company) and US$0.73 in cash for each Class A and Class B ordinary share of the Company.

According to the Proposal, Baring would form a special purpose company to effect the proposed transaction, which would be financed with equity capital from Baring.  The Proposal is not contingent on any debt financing.  A copy of the Proposal is attached as Exhibit A.

The Company’s Board of Directors has formed a special committee of independent directors (the “Special Committee”) consisting of Shasha Chang and Justin Chen to consider the Proposal. The Special Committee intends to retain advisors to assist it in its work.  No decisions have been made by the Special Committee with respect to the Company’s response to the Proposal.  There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

On March 18, 2013, the Company received a letter from each of Daniel Phillips and Mark Harris notifying the Company of his resignation from his position as a director of the Company and a member of the Company’s audit committee, and also received a letter from Lisa Lo notifying the Company of her resignation from her position as a director of the Company and the chairman of the Company’s compensation committee. Copies of the three letters are attached as Exhibit B, Exhibit C, and Exhibit D.

On March 18, 2013, the Company also announced that Mr. Justin Chen has been appointed as a director of the Company and the chairman of the Special Committee. Justin Chen is a counsel at PacGate Law Group.  He is a California licensed attorney and is qualified to practice before the United States Patent and Trademark Office.  Justin Chen graduated from the University of Iowa, College of Law in 1998, with a Juris Doctor degree and graduated from Peking University, Department of Biochemistry with a bachelor’s degree in 1992 and obtained his Master of Biochemistry and Juris Doctor degrees, both from University of Iowa in 1995 and 1998, respectively.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

For investor and media inquiries please contact:

Ms. Mandy Li

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6026-8130

Email: ir@ambow.com

Exhibit A

The Baring Asia Private Equity Fund V, L.P.

March 15, 2013

The Board of Directors

Ambow Education Holding Ltd.

18th Floor, Building A, Chengjian Plaza

No. 18 Bei Tai Ping Zhuang Road, Haidian District

Beijing 100088 Peoples’ Republic of China

Ladies and Gentlemen:

The Baring Asia Private Equity Fund V, L.P. (“Baring”) hereby submits this non-binding proposal (the “Proposal”) for the acquisition by merger of Ambow Education Holding Ltd. (the “Company”) in a going private transaction (the “Transaction”).

Based on our preliminary review of publicly-available information, we propose to acquire the outstanding securities of the Company for a purchase price (the “Purchase Price”) of US$1.46 for each American Depositary Share of the Company (the “ADSs”, each representing two Class A ordinary shares of the Company) and US$0.73 for each Class A and Class B ordinary share of the Company. The Purchase Price represents a 10% premium over the 30-day volume-weighted moving average price and a 44.5% premium over yesterday’s closing price of US$1.01.

The Company is facing difficult challenges in the current market that we believe can be better addressed as a private company without the pressures of being publicly-listed in the US. In this effort, we would welcome the ongoing participation of Class B shareholders in the Company after completion of the acquisition. We also believe that our support will give employees a strong incentive to continue their careers with the Company.

1.              Structure. Baring would contribute its ADSs and shares in the Company to a special purpose company (the “Acquisition Company”) that would be formed for the Transaction. The Transaction would be completed by merging a wholly-owned subsidiary of the Acquisition Company with the Company. In the merger, ADSs and ordinary shares of the Company not held by the Acquisition Company would be converted into the Purchase Price in cash as described above.

2.              Class B Ordinary Shareholders. Baring welcomes the continued participation of the existing Class B shareholders in the Company. Accordingly, Baring intends to offer qualified Class B shareholders an opportunity to remain as shareholders after the Transaction by agreeing, prior to the execution of the Definitive Agreements (as defined below), to contribute all or any portion of their shares to the Acquisition Company on the same terms as Baring contributes its shares.

PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands

3.              Funding. Our Proposal is not contingent on any debt financing. We are able to finance the Transaction with equity capital from Baring.

4.              Due Diligence. We are ready to move expeditiously to complete the Transaction as soon as practicable and believe that, with the full cooperation of the Company, we can complete customary legal, financial, operational, accounting and regulatory due diligence within approximately 90 days after the date that we are provided access to the necessary documentation and personnel. In connection with our due diligence, a customary confidentiality agreement executed by Baring is enclosed.

5.              Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) in respect of the Transaction. These agreements will include representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.              Disclosure. As required by law, Baring will promptly file an amendment to its Schedule 13D to disclose the Proposal and this letter.

7.              About Baring. Baring is part of the Baring Private Equity Asia group (“Baring Asia”), a private equity fund family with more than US$5 billion of committed funds under management. Baring Asia provides capital for expansion, refinancing and buyout of mid-market growth companies with enterprise values from US$100 million to US$1 billion. Baring Asia has been investing in Asia since 1997 and today has 38 active portfolio companies.

8.              No Binding Commitment. This letter constitutes only a preliminary indication of interest and does not constitute an offer capable of acceptance or any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

Under current circumstances, we believe our Proposal represents the most attractive alternative for the Company’s public shareholders to realize the value of their investment at a premium to the most recent closing price.

We believe that the interests of the Company’s shareholders would be best served by the Board of Directors promptly considering the Proposal and granting further access to due diligence in order for us to develop a binding offer for the Transaction.

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In closing, we would like to express our commitment to working together to bring the Transaction to a successful and timely conclusion. We look forward to hearing from you.

Very truly yours,

The Baring Asia Private Equity Fund V, L.P.

By:

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Exhibit B

34 Beaconsfield Road
Mosman NSW 2088
Australia

March 18, 2013

Board of Directors

Ambow Education Holding, Ltd

Dear Board Members

I am writing to advise of my resignation, effective today, from my roles as a Director of Ambow Education Holding, Ltd (“Ambow”) and Chairman of Ambow’s Audit Committee.

I believe that the Audit Committee has reached a fundamental and irreconcilable difference of opinion with Ambow’s senior management regarding the process required to complete the current 10A investigation, and also regarding proposed changes to Ambow’s internal controls and overall corporate governance to address deficiencies identified by the Audit Committee.

As a result of these differences of opinion, it is no longer possible for me to perform effectively my roles as a Director of Ambow and Chairman of the Audit Committee.

Yours sincerely

/s/ Daniel Phillips
Daniel Phillips

Exhibit C

March 17, 2013

Dear Fellow Board Members,

I am writing to notify you of my resignation, effective today, from my position as a member of the Board of Directors and the Audit Committee of Ambow Education Holding, Ltd. Recent events have convinced me that I am unable to continue serving in these roles effectively, and my personal circumstances further support that determination.

Since launching the internal investigation in the summer of 2012, the Audit Committee has been diligent in pursuing information, supported in that effort by the investigators at Fenwick & West LLP and Ernst & Young LLP, and with transparency to Ambow’s auditors, PriceWaterhouseCoopers. In recent weeks, the investigation has expanded, and it is now at a stage where Ambow senior management must be reviewed as well, so that the investigation can be concluded. Meanwhile, although the Audit Committee has required Ambow to put in place enhanced internal controls throughout the company (including for treasury, external financing, contract approvals and accounting records), recent events demonstrate that at least some of these changes, even when directed by the Board, have been embraced at best reluctantly and with hesitation, and the controls are not being honored consistently.

On March 16, 2013, the Board convened a meeting to discuss the proposed Privatization by Barings Equity of Ambow. In that meeting, Mr. Daniel Phillips, Chairman of the Audit Committee, referred to a discussion from an earlier Board meeting, during which it was noted that in order to allow the current internal investigation to conclude, the investigators required Ambow’s Chief Executive Officer, Dr. Jin Huang, to be removed from the management of the Company. Thus, several members of the Board believed it was in the best interest of Ambow for Dr. Huang to take a leave of absence from her position until the completion of the internal investigation or, alternatively, to resign from that position effective immediately. Dr. Huang rejected both options, stating the negative consequences of her removal and how that would be harmful to the Company. Because the investigation is ongoing and no conclusions have been reached, the Board did not believe it had sufficient cause to remove her.

As I expressed at the recent board meeting, and for the reasons noted above, I believe Dr. Huang’s refusal to step aside will further frustrate and extend Ambow’s investigation. As a result, and because the Audit Committee (despite our efforts) has been unable to effect all of the changes in Ambow that I believe are appropriate and necessary, I am tendering my resignation.

Separately, I have also reluctantly concluded that my personal situation requires me to resign. In August 2012, my family and I relocated from Singapore to the United States for business reasons. Since that time, I have traveled frequently to Asia to continue my main activities there, as the Head of Asia for Avenue Asia Capital Management, L.P., and the time commitment for Ambow has increased significantly. The recent developments would only increase those discussions, efforts, and challenges, and would result in an even more significant time commitment. I am unable to make that additional time commitment at this time. My employer, Avenue Asia Capital Management, L.P., manages a major Ambow shareholder, GL Asia

Mauritius II Cayman Ltd., and I will continue to participate in Ambow’s business activities through this equity position.

Best regards,

/s/ Mark R. Harris
Mark R. Harris

Exhibit D

Dear Fellow Board Members,

I am writing to advise you of my resignation, effective today, from my position as a Board Director of Ambow Education Holding, Ltd (“Ambow”) and its affiliates and Chairman of Compensation committee of Ambow. I am convinced by recent events and my personal circumstances that I won’t be able to continue serving in these roles effectively.

Best regards,

/s/ Lisa Lo
Lisa Lo

March 18, 2013